[OMM LETTERHEAD]

August 12, 2008

BY EDGAR AND BY FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Attention:	Mr. Craig Slivka
Staff Attorney

RE:	Apollo Global Management, LLC
Amendment No. 1 to Registration Statement on Form S-1
File Number 333-150141

Dear Mr. Slivka:

Set forth below are the responses of Apollo Global Management, LLC, a Delaware limited liability company (the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above-referenced registration statement on Form S-1 (the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), as filed with the Securities and Exchange Commission (the “Commission”), which has been marked to indicate the changes made to the Registration Statement filed on April 8, 2008. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in Amendment No. 1 unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

General

1.	Please supplementally provide the staff with any pictures or graphics you intend to use for the prospectus. We may have comments.

The Company respectfully advises the Staff that it does not currently intend to use any pictures or other graphics in the prospectus.

2.	We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible in order to give the staff adequate time to review them. Note that we may have comments after we review these materials.

The Company has filed certain additional exhibits to the Registration Statement as part of Amendment No. 1. The Company advises that Staff that it will file or submit the remainder of its exhibits as soon as practicable. The Company acknowledges that the Staff will need adequate time to review these materials before accelerating effectiveness.

3.	Please provide all information required except that allowed to be excluded by Rule 430A of the Securities Act of 1933. This information impacts disclosure throughout your filing and will require time to review. Note that we may have additional comments on your filing once you provide the information.

The Company acknowledges the Staff’s comment and advises the Staff that it will provide all information required except that allowed to be excluded by Rule 430A in a subsequent pre-effective amendment to the Registration Statement. The Company acknowledges that the Staff will need adequate time to review this information and that the Staff may have additional comments.

4.	Page 55 of the S-1 briefly describes why you do not believe that Apollo Global Management, L.P. is an investment company for purposes of section 3(a)(1)(C) of the Investment Company Act of 1940 (“Company Act”). Please provide further information needed to conduct an analysis under section 3(a)(1)(A) and 3(a)(1)(C) of the Company Act for Apollo Global Management, L.P., as well as APO Asset Co., LLC, APO Corp., Apollo Principal Holdings I, L.P., Apollo Principal Holdings II, L.P., Apollo Principal Holdings III, L.P., Apollo Principal Holdings IV, L.P. and Apollo Management Holdings, L.P. (the “Apollo Operating Group”), prior to, and giving effect to, the proposed transaction. In particular, list all assets held by each entity and the value you assign to each. In addition:

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

The Company respectfully submits that it is not an investment company under either section 3(a)(1)(A) or section 3(a)(1)(C) of the Company Act. The Company is a holding company that, through its wholly owned subsidiaries, operates as an alternative asset manager and is not and does not hold itself out as being engaged (and is not engaged) in the business of investing, reinvesting or trading in securities.1

Section 3(a)(1)(A). Section 3(a)(1)(A) of the Company Act defines an investment company to include an issuer primarily engaged (or holding itself out as being primarily engaged) in the business of investing in securities. As described in the Registration Statement (see “Prospectus Summary”), since its formation, the Company has been an investment adviser primarily focused on investing the assets of others, and not as an investment company investing for its own account.2

The Commission and the courts have developed a number of criteria to be used in determining whether an issuer is engaged “primarily” in a non-investment business.3 The most significant criteria are the nature of an issuer’s assets (as evidenced by the percentage of the issuer’s assets invested in investment securities) and the sources of the issuer’s present income (as evidenced by the percentage of the issuer’s income derived from investment securities).4

The Company is primarily engaged in the business of providing investment advisory and alternative asset management services to third parties in exchange for contractual fees determined by reference to a percentage of assets under management and incentive income for serving as the general partner or investment manager of funds that it manages. As described below, the value of the Company’s general partner interests and management contracts with funds for which the Company serves as investment advisor represent more than 60% of the value of the Company’s total assets on an unconsolidated basis as of March 31, 2008. In addition, for the Company’s 2007 fiscal year ended on December 31, 2007, more than 60% of the Company’s revenues (after giving effect to the deconsolidation) was derived from investment management fees and incentive income for providing investment advisory services and management services. Thus, the two most important factors for determining the Company’s primary business indicate that the Company is engaged through its wholly owned subsidiaries in the investment management business and not in the business of investing, reinvesting or trading in securities for its own account.

[1]

Throughout the Company’s responses to Staff comments 4 - 6, when it discusses its historical operations, the Company refers to the Apollo Operating Group, collectively, without consolidating its financial information with that of the Apollo funds in order to provide a better understanding of the Company’s operations. This is consistent with section 3(a)(1)(C), which requires the Company’s investment company status to be analyzed on an unconsolidated basis.

[2]

As of March 31, 2008, the Company provided asset management and investment advisory services to funds that owned, collectively, approximately $40.7 billion of assets. In contrast, the Company’s total assets as of the same date amounted to approximately $5.6 billion, on an unconsolidated basis.

[3]

See, e.g., Tonopah Mining of Nevada, 26 S.E.C. 426 (1947) (“Tonopah Mining”); Dan River, Inc. v. Icahn, 701 F.2d 278 (4th Cir. 1983) (“Dan River”); and Financial Funding Group, Inc., SEC No-Action Letter, 1982 SEC No-Act. LEXIS 2155 (Mar. 3, 1982) (“Financial Funding”). The applicable criteria include: the issuer’s historical development; its public representations concerning its activities; the activities of its officers and directors, and the extent of their involvement in the management of the issuer; the nature of its present assets; and the sources of its present income.

[4]

See Dan River, 701 F.2d at 291 n. 14 (noting special importance of composition of assets and source of income); Financial Funding, 1982 SEC No-Act. LEXIS 2155 at *2 (noting special importance of composition of assets and source of income).

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

The other three factors developed by the Commission and the courts also indicate that the Company is primarily engaged in the investment management business rather than an “investment company.” As described in the Registration Statement (see “Prospectus Summary”), the Company was founded in 1990 with the goal of building a global alternative asset management business and since that time has been, and has held itself out as being, primarily engaged in providing investment advisory services. Disclosure with respect to the Company’s business contained in the Registrations Statement is consistent with this fact. In addition, the Company states on page 40 of the prospectus that it intends to conduct its operations so that it will not be an investment company under the Company Act. Finally, as an investment manager the Company’s officers and employees devote substantially all of their time and efforts providing investment advisory and management services to others or in support of these activities, such as investor relations and operational services. These activities are consistent with the Company being an investment manager rather than an investment company.

Section 3(a)(1)(C). Section 3(a)(1)(C) of the Company Act defines an investment company to include an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and that owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets, exclusive of Government securities (as defined by section 2(a)(41) of the Company Act) and cash items, on an unconsolidated basis. Section 3(a)(2) of the Company Act defines “investment security” to mean all securities other than Government securities, securities issued by employees’ securities companies and securities issued by majority-owned subsidiaries of the owner that are neither investment companies nor companies relying on the exception from the definition of investment company in section 3(c)(1) or section 3(c)(7) of the Company Act.

The Company is and will continue to be engaged, through wholly owned subsidiaries, in the business of providing alternative asset management and investment advisory services to others and not in the business of investing, reinvesting, owning, holding or trading in securities for its own account. Moreover, investment securities (within the meaning of the Company Act) comprised and are expected to continue to comprise less than 40% of the total assets of the Company and each of the Apollo Operating Group entities (as determined in good faith by the Company).

The Company Act requires the Company’s Board of Directors (or equivalent governing body), to determine the fair value (i) of any securities that it owns for which market quotations are not readily available and (ii) of any other property owned by the Company. The Company has determined, in good faith, the value of the Company’s assets, including the general partner interest, investment management agreements and investment securities owned by each of its subsidiaries. The Company has determined that as of March 31, 2008, assets that are investment securities will comprise less than 40% of the total assets of each of Apollo Principal

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

Holdings I, L.P., Apollo Principal Holdings II, L.P., Apollo Principal Holdings III, L.P., Apollo Principal Holdings IV, L.P. and Apollo Management Holdings, L.P., in each case on an unconsolidated basis. As the offering will not result in any net proceeds to the Company, these percentages will not change as a result of the proposed offering described in the Company’s Registration Statement. In each case, the determination was made in accordance with the requirements of Sections 3(a)(1)(C), 3(a)(2) and 2(a)(41) of the Company Act. In this regard, the Company included in “investment securities” any limited partner interests that it owns in funds that it manages, as well as any securities that it owns that were issued by third parties (other than U.S. government securities). The Company included as assets that are not investment securities (i.e., “good assets”), the value of (i) general partner interests in funds that it manages, including the incentive income associated with those interests, and (ii) the related investment advisory agreements associated with such funds.5 The Company further informs you that it excluded from “investment securities” and from “good assets” any cash, cash equivalents and U.S. government securities that the Company owns, and also excluded these items from the denominator in calculating the percentages shown above.

APO Asset Co., LLC and APO Corp. are wholly-owned subsidiaries of the Company. Apollo Principal Holdings I and III are wholly-owned subsidiaries of APO Asset Co., LLC and Apollo Principal Holdings II and IV and Apollo Management Holdings are wholly-owned subsidiaries of APO Corp., as defined in the Company Act, in each case because APO Asset Co., LLC and APO Corp., as applicable, hold the sole general partnership interests and separately have the sole right to replace the general partner.

Because each of Apollo Principal Holdings I, II, III, IV and Apollo Management Holdings passes the 40% test set forth in Section 3(a)(1)(C) and because APO Asset Co., LLC and APO Corp. own no material assets other than their general partnership and limited partnership interests in these entities, each of APO Asset Co., LLC and APO Corp. passes the 40% test. In turn, the Company passes the 40% test set forth in Section 3(a)(1)(C) because it owns no material assets other than its interests in APO Asset Co., LLC and APO Corp.

Based on the analysis set forth above, the Company respectfully submits that it is not an investment company as defined in section 3(a)(1)(A) or section 3(a)(1)(C). The dollar values of the various classes of assets of the Company and the Apollo Operating Group entities (including the value and nature of the interests held by the Company through its subsidiaries in any fund managed by the Company), as determined by the Company, will be provided to the Staff under separate cover.

[5]

These interests and contracts are not investment securities. See Williamson v. Tucker, 645 F.2d 404 (5th Cir. 1981) (general partner interests); Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326, 333-34 (S.D.N.Y. 1999) (managing member interests); see also Andrew Donohue, Director, Division of Investment Management, U.S. Securities & Exchange Commission, Testimony Concerning Initial Public Offerings of Investment Managers of Hedge and Private Equity Funds, before the U.S. Senate Committee on Finance, at n.3 (July 11, 2007) available at http://www.sec.gov/news/testimony/2007/ts071107ajd.htm.

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

•

Please identify and explain any interests in the Apollo funds held by or through the Apollo Operating Group. For instance, please explain if interests in the Apollo funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do the Apollo Operating group entities make contributions to the capital of the Apollo funds in connection with or apart from the general partner interests? What are the values with regard to each Apollo fund? Please describe the methodology used to value these interests and explain why that methodology was chosen.

The Company invests a portion of its own capital in its sponsored funds. These investments are made to align the interests of the Company with those of outside investors in the Apollo funds. The significant majority of the value of the Company’s investments in the Apollo funds is represented by general partner or managing member interests in the funds. These interests are not investment securities. The courts and the Staff have consistently considered general partner and managing member interests not to be securities for purposes of the federal securities laws, including the Company Act, when, as is the case here, the general partner or managing member retains actual control over the issuer of the interest.6

The Company has also, directly or indirectly, invested in certain Apollo funds through limited partner and non-managing member interests. In addition, the Company has invested in vehicles that make direct investments in the Apollo funds (the “Co-Invest Vehicles”). For purposes of our analysis under section 3(a)(1)(C) of the Company Act, the Company has assumed that limited partner and non-managing member interests in Apollo funds, as well as all investments in Co-Invest Vehicles, are investment securities, and therefore “bad” assets under section 3(a)(1)(C).

The dollar value of the interests in the Apollo funds held by the Company through its subsidiaries, as determined by the Company, will be provided to the Staff under separate cover.

[6]

With respect to general partner interests in limited partnerships, see Williamson v. Tucker, 645 F.2d 404, 421-22 (5 th Cir. 1981), cert. denied, 454 U.S. 897 (1981). The Staff has indicated that the analysis in Williamson should be used to evaluate whether general partner interests are securities under the Company Act. See, e.g., Colony Realty Partners 1986, L.P., SEC No-Action Letter, 1988 SEC No-Act. LEXIS 517, at *1 (Apr. 27, 1988); Oppenheimer Capital, L.P., SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2306, at *2-*3 (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter, 1986 SEC No-Act. LEXIS 2361, at *1-*2 (June 9, 1986); FCA Realty Fund, SEC No-Action Letter, 1984 SEC No-Act. LEXIS 2799, at *2 (Nov. 13, 1984).

With respect to managing member interests in limited liability companies, see, e.g., Robinson v. Glynn, 349 F.3d 166, 174-75 (4th Cir. 2003); Nelson v. Stahl, 173 F. Supp. 2d 153, 163-66 (S.D.N.Y. 2001); Great Lakes Chem. Corp. v. Monsanto Co., 96 F. Supp. 2d 376, 383-94 (D. Del. 2000); Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326, 332-34 (S.D.N.Y. 1999).

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

•	Please explain why an investment in Apollo Global Management, L.P. is not equivalent to an investment in a fund of funds.

An investment in the Company is not equivalent to an investment in a fund of funds for the following reasons:

First, a fund of funds is primarily engaged in the business of investing in securities issued by investment funds. By contrast, the Company is primarily engaged in the business of providing investment advisory and alternative asset management services to clients. Thus, the Company is engaged in a business that is different than the business of a fund of funds.

Second, a fund of fund’s primary source of revenue is derived from the investment of capital, the return on which is dependent on the efforts of others. By contrast, the primary sources of revenue of an investment adviser, such as the Company, are the fees and incentive income it earns for providing investment advisory and management services to others, which revenue is not dependent on the investment of its own capital nor dependent on the efforts of others. Thus, the Company’s primary source of revenue is qualitatively different than a fund of funds’ source of revenue.

Third, the primary assets of a fund of funds are investment securities issued by funds. By contrast, the Company’s assets are primarily composed of investment management contracts and general partners’ interest pursuant to which the Company provides services to others. Thus, the Company’s assets are different than the assets of a fund of funds.

5.	On page 55 of the S-1, you state that you are relying on section 3(b)(1). Please explain this reliance in light of certain prior Commission statements (see, e.g., Paribas Corp., 40 S.E.C. 487, 490 n. 5 (1961); Exemption from the Investment Company Act of 1940 for the Offer or Sale of Debt Securities and Non-voting Preferred Stock by Foreign Banks or Foreign Bank Finance Subsidiaries, Investment Company Act Release No. 15314 (Sept. 17, 1986)) relating to the use of section 3(b)(1) by financial services companies.

Section 3(b)(1) of the Company Act provides that an issuer is not an investment company as defined in section 3(a)(1)(C) of the Company Act if the issuer is “primarily engaged directly, or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” Section 3(b)(1) of the Company Act permits an issuer to avoid classification as an investment company if the issuer establishes that it is primarily engaged in a non-investment business, notwithstanding the fact that it would have failed the 40% test.

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

The Staff in considering a subsidiary organized for the purpose of underwriting and distributing securities, selling of securities to customers and acting as a securities broker (see In re Paribas Corp., 40 S.E.C. 487, 490 n. 5 (1961)) noted that the legislative history of section 3(b)(1) indicates that section 3(b)(1) was not intended to exempt companies primarily engaged in the business of investing, reinvesting, owning, holding, or trading securities. Rather section 3(b)(1) was intended to exempt holding companies that are primarily engaged in a business other than investing in securities, such as an operating company, even though investment securities represented more than 40% of its total assets.

As described in the Company’s responses to comment #4, the Company is not required to rely on section 3(b)(1) because the value of investment securities owned by the Company is less than 40% of the value of its total assets. However, even if the Company failed the 40% test, the Company could rely on section 3(b)(1) because it is not primarily engaged in the business of investing, reinvesting, owning, holding, or trading securities. Instead, it is primarily engaged in the business of providing investment management and advisory services. As Andrew J. Donohue, Director of the Commission’s Division of Investment Management, noted in his testimony before the Senate on July 11, 2007,7 the distinction is one of providing investment advisory services to others as opposed to investing one’s own assets; otherwise all investment advisers would be investment companies, a result clearly not intended by Congress when it adopted the Company Act.

6.	Please explain whether the offering by Apollo Global Management, L.P. should be considered an indirect offering of the Apollo funds. In this context, please address rule 140 under the Securities Act of 1933 as well as section 48(a) of the Company Act as applied to the registration requirements for investment companies.

Pursuant to Rule 140 under the Securities Act of 1933, as amended (the “Securities Act”), the Company would be engaged in the “distribution” of securities of the Apollo funds under section 2(a)(11) of the Securities Act if the “chief part” of its business consisted of purchasing the securities of one or more Apollo funds and selling its shares to the public to furnish the proceeds with which to acquire additional securities of the Apollo funds.

Section 48(a) of the Company Act makes it unlawful for any person, directly or indirectly, to do through or by means of any other person anything that would be unlawful if done by that person itself. The Staff has taken the position that any issuer whose investors consist of non-qualified investors and that was formed for the purpose of investing in a private fund may result in a violation of Section 48(a).8 The Staff has stated that determining whether an issuer is “formed for the purpose” of investing in a private fund depends on the surrounding facts and circumstances. While not a strict limitation, the Staff has generally concluded that an issuer that has invested less than 40% of its capital in a particular private fund was not formed for the purpose of investing in that private fund.

[7]

See Andrew Donohue, Director, Division of Investment Management, U.S. Securities & Exchange Commission, Testimony Concerning Initial Public Offerings of Investment Managers of Hedge and Private Equity Funds, before the U.S. Senate Committee on Finance, at n.3 (July 11, 2007) available at http://www.sec.gov/news/testimony/2007/ts071107ajd.htm.

[8]	American Bar Association Section of Business Law, SEC No-Action Letter, 1999 SEC No-Act. LEXIS 456, at *44-*47 (Apr. 22, 1999).

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

We do not believe that the private offering of shares of the Company was an indirect offering of the Apollo funds pursuant to Rule 140 under the Securities Act nor was the Company formed for the purpose of investing in the Apollo funds in violation of Section 48(a) of the Company Act. Far less than 40% of the value of the Company is represented by a direct or indirect interest in any particular Apollo fund.

Further, as discussed above in our response to comment #4, the vast majority of the value of the Company’s investment in the Apollo funds is represented by general partner or managing member interest in the funds, which interests are not securities for the purposes of the federal securities laws, including the Securities Act and the Company Act. Moreover, the largest share of the Company’s income is and will continue to be derived from the management of third-party assets in the Apollo funds and not from the investment of its own capital in the funds. In fact, the aggregate value of the Company’s interests in securities issued by all of the Apollo funds represents much less than 40% of the value of the Company.

Accordingly, the “chief part” of the Company’s business is not purchasing securities of any Apollo fund or selling securities to the public to furnish the proceeds with which to acquire additional securities of any Apollo fund, and the Company was not “formed for the purpose” of investing in any Apollo fund. Therefore, the Company respectfully submits that the offering of shares of the Company was not an indirect offering of any Apollo fund.

Cover Page of Prospectus

7.	We note that the selling shareholders will sell at market prices or negotiated prices, rather than at a fixed a price or within a price range. Because there is currently no public market for your shares, we believe that you should state that the selling shareholders will sell at a stated fixed price or range until the shares are listed on NYSE and thereafter at market or negotiated prices. Alternatively, please tell us why you believe the price for the shares in Goldman’s private GSTruE market represents a bona fide trading price for the Class A shares in a public market. Note that we may have additional comments upon review of your response.

In response to the Staff’s comment, the Company has revised its disclosure on the front outside cover of the prospectus to include a statement that the selling shareholders will sell at a stated range until the shares are listed on the NYSE. The Company acknowledges that the Staff may have additional comments.

8.	The cover page should include risk factors that should concisely highlight the most significant adverse effects related to the offering and should be quantified to the extent possible. For guidance refer to Section II.A.3.a. of Securities Act Release 33-6900. Considering including risks to indicate:

•	investors’ total reliance on the managing partners and their limited fiduciary duties;

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

•	limited voting rights;

•	that your investment policies and strategies may be changed without shareholder consent;

•	that tax liabilities may be greater than cash distributions; and

•	the potential for tax law changes that could result in a reduction in the value of your shares.

In response to the Staff’s comment, the Company has revised the cover page of the prospectus as requested.

9.	Please limit the information on the cover page to the basic terms of the offering and most significant risks. Some of the information you include here, particularly in the bullet points and in the fourth full paragraph is detailed and appears elsewhere in the prospectus.

In response to the Staff’s comment, the Company has revised the cover page of the prospectus to limit the information on the cover page to the basic terms of the offering and most significant risks and has removed the bullet points and the fourth full paragraph.

Table of Contents

10.	Please revise the table of contents to include all major headings and subheadings within the body of the revised prospectus. See SEC Release No. 33-6900. In particular, we note that you have not included the risk factor subheadings in your table of contents.

In response to the Staff’s comment, the Company has revised the table of contents to include all major headings and subheadings within the body of the revised prospectus.

Prospectus Summary, page 1

11.	The disclosure set forth in this section includes detailed descriptions of your business, competitive strengths and growth strategy that are substantially similar to disclosures included in your Business section. This detailed information is better suited for the body of your prospectus. Your summary section should provide a brief overview of the most important aspects of your business and this offering. If you want to highlight key aspects of your business strategy and competitive strengths, consider listing these in a bullet-point format, with a very brief summary per bullet point. Please refer to Item 503(a) of Regulation S-K and part IV.C. of SEC No. 33-7497.

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

In response to the Staff’s comment, the Company has revised its disclosure contained in pages 1 through 7 of the “Prospectus Summary” to remove some of the detail regarding its business, competitive strengths and its growth strategy.

12.	We note that you discuss cash distributions to managing partners and to managing and contributing partners prior to the offering transactions ($986.6 million) and in relation to the reorganization (estimated at $387.0 million), respectively. Please confirm that these amounts, together with operating group units received in respect of the partners’ contributions include all of the distributions, payments, compensation and other consideration that the partners have or will receive in connection with these transactions. If not, please provide more prominent disclosure regarding the total compensation or other remuneration that the managing partners and contributing partners will receive from:

•	Cash distributions prior to and/or in connection with the offering and Offering Transactions;

•	The contribution of the contributed interests;

•	Any other payments in respect of fees, carried interest or other amounts in connection with the reorganization transactions;

Please also disclose how future distributions, including the $387.0 million, will be calculated and distributed to the managing partners and contributing partners, as well as whether there are any ceilings on fees or other remuneration paid to these partners, and the extent these payments will be the result of leverage in funds.

In response to the Staff’s comment, the Company respectfully draws the Staff’s attention to pages 17 through 18 of the prospectus for a discussion of “Distributions to Our Managing Partners Prior to The Offering Transactions” and “Distributions to Our Managing Partners and Contributing Partners Related to the Reorganization.” Furthermore, the Company can confirm that the distribution of $986.6 million represents a complete distribution of net proceeds from the AMH loan to the managing partners. This distribution accounts for prior undistributed earnings and an advance on possible future earnings of AMH. This amount was distributed in April 2007 and was accounted for as a reduction in the partners’ basis in the limited partnerships. Therefore, this amount is not considered compensation. This amount along with other distributions to the managing partners prior to the Reorganization are shown as reductions in equity within the “Consolidated and Combined Statements of Changes in Shareholders’ Equity and Partners’ Capital” located on page F-42.

As part of the Reorganization on July 13, 2007, it was agreed with the Company’s Strategic Investors, that all carried interest on private equity funds related to either (a) carry generating transactions that had closed prior to July 13, 2007 or (b) carry transactions in which a definitive agreement had been executed prior to July 13, 2007 but which had not closed as of

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

July 13, 2007, shall be distributed to the holders of the Apollo Operating Group units. As a result, the amount related to the managing partners was accrued as a liability and reduced the Company’s July 13, 2007 equity balance. The amounts payable to others have always been included in profit sharing payable. As of the date of this response only one transaction remains pending. It should be noted that the profit sharing payable of $370 million and $193 million, as of December 31, 2007 and March 31, 2008, respectively, is an estimate and is subject to final closing of the transaction. Please also see our disclosures in footnote (1) on page 84 of the prospectus.

The Company has revised its disclosure on pages 17, 18, 76, 77 and 83 of the prospectus to describe the payments for partner’s ownership interests and on pages 140 and 141 of the prospectus for future payments to managing partners and contributing partners.

Our Business, page 3

13.	Please elaborate on how you generate revenue from the sources indicated, and provide information to give investors a sense of the relative significance of each source. Explain, for instance, what carried interest is and how it is determined, as well as the nature of the investment income you receive from your general partner interests and other direct investments. We note the disclosure on pages 98 and F-4.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 3 of the prospectus to expand the description of how the Company generates revenue and to provide information as to relative significance of each source. The Company has also revised the disclosure to include a description of carried interest and how it is determined, as well as the nature of other investment income the Company receives from its general partner interests and other investments.

14.	Throughout your summary and the body of your prospectus, you emphasize the investment performance of your funds. In discussing fund performance, please clarify, if true, that an investment in the Class A shares is not an investment in any of the funds, and that most of the funds will not be consolidated in your future financial statements as a result of the deconsolidation.

In response to the Staff’s comment, the Company has revised the disclosure on pages i, 3, 18, 19, 43, 103 and 184 of the prospectus to clarify that an investment in the Class A shares is not an investment in any of the funds and that most of the funds will not be consolidated in the Company’s future financial statements as a result of the deconsolidation.

Private Equity, page 3; Capital Markets, page 5

15.	Please clarify, if true, that the entities shown in the diagram on page 13 below the Operating Group level are the general partners of the funds you discuss in these sections so that investors may better understand the link between the funds and the entities at this level of your organization. Please specifically clarify here or on footnotes to the diagram which fund is served by which entity in your structure.

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

In response to the Staff’s comment, the Company has revised the structure chart on pages 11 and 69 of the prospectus to include footnotes that specify which of the entities listed below the Apollo Operating Group level is the general partner of each of its private equity and capital markets funds.

Structure and Formation of Company, page 12

16.	Please disclose that you will be a “controlled company” under the New York Stock Exchange rules and what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees. We note your disclosure on page 171.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the prospectus to include the requested disclosure.

17.	Please explain why you are engaging in the reorganization prior to taking your company public.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 67 of the prospectus to explain why it completed the Reorganization prior to the Rule 144A Offering.

18.	Please consider including references in the diagram on page 13 to the percentage and nature of ownership and voting interests of the various entities in one another. Much of this information appears in textual disclosure and in footnotes accompanying the table, but because of the complex structure of the company, we believe that investors may find it helpful see this information presented in the diagram itself. If the diagram becomes too complex with the addition of this information, consider ending this table at the Operating Group level and showing the Operating Group and the entities for which the Operating Group members serve as general partner in a separate diagram. This diagram should also depict the percentage and nature of each entity’s interest in the others. In addition, by using a second table you could explain by footnote to that table which funds (that are discussed elsewhere in the summary and the body of the prospectus) relate to the general partners that are below the Operating Group members. In this regard, please see our comment above regarding the description of the private equity and capital markets funds.

In response to the Staff’s comment, the Company has revised the structure chart on pages 10 and 68 of the prospectus, as well as the footnotes thereto, to provide the ownership percentages in the limited partner and general partner interests in the Apollo Operating Group entities, as well as in the limited partner and general partner interests in the other

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entities set forth in the structure chart that have an interest in the Apollo Operating Group. The Company has also revised the structure chart and the footnotes thereto to provide more detail regarding the ownership by the Apollo Operating Group entities of the general partner and limited partner interests in the entities set forth in the chart below the Apollo Operating Group in a manner that is consistent with the disclosure contained elsewhere in the prospectus, as well as the relationship of those entities to the Apollo funds.

19.	In addition to the foregoing comment, please include a separate reference to the CS Investor and its ownership interest in the diagram. Currently, it appears that the CS Investors, which purchased shares in the Private Placement, would be included as “investors in the Offering Transactions” discussed in footnote (1), since you have defined Offering Transactions to include both the Private Placement and the Rule 144A Offering. However, since only the Rule 144A Offering shares are being offered pursuant to this prospectus, and not the Private Placement shares, we think it would be more helpful to investors if you separate these references to show more clearly what economic and voting power the public shareholders will have.

In response to the Staff’s comment, the Company has revised the structure chart on pages 10 and 68 of the prospectus, as well as the footnotes thereto, to provide the information requested by the Staff with respect to separating the references to the CS Investor and the investors in the Rule 144A Offering.

20.	Disclosure on page 12 and the diagram of your current organizational structure on page 13 indicate that Apollo Global Management LLC owns 28.9% of Apollo Operating Group Units. However, on page 91, your discussion indicates that 17.4% of Apollo Operating Group was purchased from your managing partners for $1,067.9 million and 2.6% from your contributing partners for $156.4 million. Please revise your discussion to describe how the additional 8.9% interest in Apollo Operating Group was obtained by Apollo Global Management LLC. Please also revise elsewhere in your filing where you discuss the purchase of your interest in Apollo Operating Group.

In response to the Staff’s comment, the Company has revised the disclosure on pages 96 and F-48 of the prospectus to clarify when and in what manner the Company acquired the additional 8.9% interest in the Apollo Operating Group.

21.	If AIC, AAA and AIE are part of your organization, please include them in this diagram. Otherwise, please clarify in an appropriate place in your textual disclosure and/or notes to the table, the nature of your relationship or affiliation with these companies.

In response to the Staff’s comment, the Company respectfully refers the Staff to its disclosure on pages 4 through 5 and 168 through 172. The Company has also revised the disclosure on pages 11 and 69 of the prospectus to clarify the nature of Apollo’s relationship with AIC, AAA and AIE I and identify in the footnotes to the structure chart

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which entity is the general partner of AAA Investments, the limited partnership through which AAA makes its investments. It should be noted that AIC is a publicly traded company and the Apollo Operating Group does not own any of the common stock of AIC, and that the Apollo Operating Group does not hold a majority of voting capital stock of AIE I. Therefore, these entities have not been included in the structure chart.

22.	Please revise the link in the diagram from Holdings directly to Apollo Principal Holdings IV, L.P. We believe you meant to link Holdings to the Apollo Operating Group as a whole.

In response to the Staff’s comment, the Company has revised the structure chart on pages 10 and 68 of the prospectus to link Holdings to the Apollo Operating Group as a whole.

Holding Company Structure, page 14

23.	Please disclose the purpose of the two intermediate holding companies, APO Corp. and APO Asset Co., LLC and clearly explain for each level of the structure the reasons you have formed your company this way and the purpose each entity serves. In addition, where your overall structure is designed to help you satisfy the qualifying income exception and be treated as a partnership for tax purposes, please explain this here or in another appropriate context.

In response to the Staff’s comment, the Company has revised its disclosure on page 12 of the prospectus to disclose the purpose of the two intermediate holding companies, APO Corp. and APO Asset Co., LLC and to explain for each level of the structure the reasons it has formed the Company this way and the purpose each entity serves.

24.	Please disclose that you have entered into a registration rights agreement with the purchasers in the “Rule 144A Offering” and that the shares offered by this prospectus are the shares sold in the 144A Offering.

In response to the Staff’s comment, the Company has revised its disclosure on page 8 of the prospectus to disclose that it has entered into a registration rights agreement with the purchasers in the Rule 144A Offering.

25.	Please disclose the aggregate amount of your first cash distribution discussed on page 22 and explain what Goodman Global is.

In response to the Staff’s comment, the Company has revised its disclosure on pages 21, 24 and 81 of the prospectus to disclose the aggregate amount of the Company’s first cash distribution and to explain what Goodman Global is.

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Our Assets, page 15 and 67

26.	In this section, please clarify the assets that were and were not contributed to Apollo. For example, clarify whether any interest in the funds themselves, other than the general partner interests, were contributed. Identify and quantify the excluded assets and the impact on the financial statements. Further, please explain why the excluded assets were not contributed.

In response to the Staff’s comment, the Company has revised its disclosure on pages 13, 14, F-19 and F-60 of the prospectus to identify and quantify the excluded assets for periods prior to the Reorganization, as well as to clarify that the managing partners made the determination of which assets they would contribute.

27.	In the first sentence of the penultimate paragraph under this subheading, please explain more clearly how your active investment in funds and future funds is affected by allocating a portion of fees to professionals.

In response to the Staff’s comment, the Company has revised its disclosure on pages 15 and 73 of the prospectus to clarify that the fees apportioned to Apollo professionals apply to existing funds (rather than “actively investing” funds) and that fees will also be apportioned to Apollo professionals with respect to funds sponsored by Apollo in the future, as well as to clarify that professionals earn incentive income by receiving limited partner interests in the general partners of certain of its funds, thereby diluting the Company’s limited partner ownership interest in the general partners of these funds.

Deconsolidation of Apollo Funds, page 17

28.	Please expand your disclosure herein and elsewhere throughout the document as appropriate to address the business purpose for your decision to amend the governing documents of certain of your funds to provide that a simple majority of the fund’s unaffiliated investors have the right to liquidate that fund. Further clarify why you did not amend the governing documents for AAA.

In response to the Staff’s comment, the Company has revised its disclosure on page 16 of the prospectus and elsewhere throughout the prospectus to include a more detailed discussion regarding its decision to amend the governing prospectus of certain funds to provide that a simple majority of the fund’s unaffiliated investors have the right to liquidate that fund. In addition, the Company has revised its disclosure on page 16 and throughout the document to clarify why the Company did not amend the governing documents for AAA.

Tax Considerations, page 18

29.	Please briefly disclose the tax consequence to investors for being treated as a limited partnership.

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August 12, 2008

In response to the Staff’s comment, the Company has revised its disclosure on page 16 to disclose the tax consequences to investors for being treated as a limited partnership.

Distribution to Our Managing Partners Prior to The Offering Transaction, page 18

30.	Please disclose the reason for the $986.6 million distribution to your managing partners funded from the AMH credit facility. In this regard, we note your disclosure under “Distributions to our Managing Partners and Contributing Partners Related to the Reorganization” on page 19 that you anticipate making additional distributions representing all undistributed earnings from businesses contributed to the Operating Group prior to July 13, 2007.

In response to the Staff’s comment, the Company respectfully draws the Staff’s attention to pages 17 through 18 of the prospectus for a discussion of “Distributions Prior to The Offering Transactions” and “Distributions to Our Managing Partners and Contributing Partners Related to the Reorganization.” Furthermore, the Company can confirm that the distribution of $986.6 million represents a complete distribution of net proceeds from the AMH loan to the managing partners. This distribution accounts for prior undistributed earnings and an advance on possible future earnings in the limited partnerships of various Apollo entities (prior to the Reorganization). This amount was distributed in April 2007 and was accounted for as a reduction in the partners’ basis in the limited partnerships. Therefore, this amount is not considered compensation. This amount along with other distributions to the managing partners prior to the Reorganization are shown as reductions in equity within the “Consolidated and Combined Statements of Changes in Shareholders’ Equity and Partners’ Capital” located on page F-42.

The Company has revised the disclosures on pages 17, 18, 76, 77, 83 and 141 of the prospectus regarding all distributions to managing partners and contributing partners pre- and post-Reorganization.

Managing Partners’ and Contributing Partner’s Exchange Rights, page 23

31.	We note that you have reserved for issuance 240,000,000 Class A shares for issuance to affect an exchange of Apollo Operating Group units held by managing partners and contributing partners. Please disclose what affect this will have on the beneficial ownership of existing Class A shareholders.

In response to the Staff’s comment, the Company has revised its disclosure on page 26 to disclose the effect an exchange of Apollo Operating Group units held by managing partners and contributing partners would have on the beneficial ownership of existing Class A shareholders.

32.	You disclose that at any time, each managing partner and contributing partner has the right to cause Holdings to exchange Apollo Operating Group units for Class A shares to sell at the prevailing market price and to distribute the net proceeds to such managing partner or contributing partner. To effect an exchange, a managing partner or contributing partner must exchange one Apollo Operating Group unit for each Class A share received. Please disclose how you arrived at the exchange rate of one Apollo Operating Group partnership unit for one Class A share of Apollo Global Management, L.L.C. Please disclose what factors were considered in determining that this was an appropriate exchange rate, including whether a beneficial conversion feature might exist.

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In response to the Staff’s comment, the Company has revised its disclosure on pages 70 and 71 of the prospectus to clarify that:

•	Apollo Global Management, LLC is a holding company;

•	Through wholly owned subsidiaries, the Company holds controlling equity interests in, and is the sole general partner of, each of the partnerships comprising the Apollo Operating Group;

•	Each of the partnerships comprising the Apollo Operating Group have an identical number of partnership units outstanding;

•	The Company holds, through wholly owned subsidiaries, a number of Apollo Operating Group units equal to the number of Class A shares that the Company has issued;

•

The Apollo Operating Group units that are held by the Company’s wholly owned subsidiaries are economically identical in all respects to the Apollo Operating Group units that are held by the managing partners and the contributing partners indirectly through Holdings; and

•	The Company conducts all of its material business activities through the Apollo Operating Group.

With regard to the Staff’s comment relating to the possible existence of a beneficial conversion feature, the Company respectfully advises the Staff that it has evaluated the guidance in EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, and concluded that the exchange of Apollo Operating Group units for the Company’s Class A shares do not include beneficial conversion features requiring separate accounting. While the guidance in EITF 98-5 and EITF 00-27 does not specifically address (a) the issuance of equity units in a subsidiary holding entity that are exchangeable for equity units of that entity’s parent and (b) the issuance of exchangeable instruments in exchange for the ownership interests in a group of contributed businesses as part of a reorganization of entities under common control, in applying this guidance by analogy the exchange of Apollo Operating Group units for the Company’s Class A shares is not an in-the-money conversion option as the relative equity ownership positions of the group of equity holders prior to and subsequent to the exchange are equivalent. By definition, the exchange right cannot be in-the-money since the fair value of a Class A share in the Company should be identical to the combined fair value of one of each of the partnership units in the Apollo Operating Group entities because (1) one of each of the partnership units in the Apollo Operating Group entities are, together, exchangeable into a Class A share of the Company, and (2) the Company has no other assets or operations other than its ownership of APO Asset Co., LLC and APO Corp. Accordingly, the Company does not believe a beneficial conversion feature exists.

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Summary Historical and Other Data, page 25

33.	Please revise your disclosure herein and elsewhere in your filing to provide a more comprehensive explanation as to how you use economic net income to conduct and/or evaluate your business on a consolidated basis, including the economic substance behind management’s decision to use this measure. As noted from Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures”, “companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.” Please also refer to SAB Topic 14:G for additional guidance.

In response to the Staff’s comment, the Company has revised its disclosure on pages 29, 97 and 98 of the prospectus to provide a more comprehensive explanation as to how it uses economic net income to conduct and/or evaluate its business on a consolidated basis.

Risk Factors, page 28

34.	Please ensure that the risks that are likely to be the most material and immediate to investors are presented first. In this regard, we believe that the risks relating to the offering, taxation and your organization and structure should be placed ahead of business risks, many of which are somewhat generic and could apply to the operations of any company.

In response to the Staff’s comment, the Company has revised its disclosure on pages 31 through 64 of the prospectus to ensure that the risks that are likely to be the most material and immediate to investors are presented first. In this regard, the Company respectfully advises the Staff that since this is a resale of Class A shares by existing shareholders and not an initial public offering, the Company has kept the risks relating to the offering after the risks related to the Company’s business.

A decline in the pace of investment in our private equity funds would result in our receiving less revenue from transaction and advisory fees, page 29

35.	Quantify, to the extent possible, the reduction of investment by your private equity funds resulting from credit market dislocations.

The Company respectfully submits that to date there has not been a reduction of investment by its private equity funds resulting from credit market dislocations. Historically, during credit market dislocations, the investing activity of the Company’s private equity funds has shifted from traditional private equity buyout investments in portfolio companies to investments in distressed securities, attractively priced debt securities, and follow-on investments in current portfolio companies, as discussed in more detail on page 20 of the prospectus. As such, the Company has revised its disclosure on page 42 to clarify that the credit market dislocation has reduced the pace of investing by private equity funds in traditional buyouts rather than the overall pace of investing.

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The investment management business is intensely competitive..., page 35

36.	To help investors better understand this risk, briefly elaborate upon and if possible, provide quantitative information that demonstrates the extent to which you have been impacted by the increase in the size and number of private equity and capital markets funds.

In response to the Staff’s comment, the Company has revised its disclosure on page 48 of the prospectus to elaborate upon the potential impacts of increased size and number of private equity and capital markets funds. The Company respectfully submits that it is unable to quantify the impact of these increases, as the Company has not historically tracked investment opportunities it has lost to competitors and, even if it had done so, the Company could not reasonably quantify the extent of returns the Company would have achieved in respect of these lost opportunities in comparison to the investments the Company has actually made. Further, the Company cannot readily ascertain on a quantitative basis the extent to which its fundraising activities have been directly impacted by that of its competitors, in part because the fundraising efforts of its competitors and the identity of their investors are rarely made public.

Some of our funds invest in foreign countries and securities of issuers located outside of the United States, page 46

37.	Please provide specific examples of the countries that give rise to this risk. We may have further comment.

In response to the Staff’s comment, the Company has revised the risk factor on page 58 to provide specific examples of countries that give rise to the risk and the Company acknowledges that the Staff may have further comment.

Our ability to pay regular dividends may be limited by our holding company structure . . . , page 53

38.	Here and elsewhere in the prospectus you state that the Apollo Operating Group intends to make periodic distributions to unitholders in amounts sufficient to cover hypothetical income tax obligations attributable to allocations of taxable income resulting from their ownership interest in the limited partnerships making up the Operating Group. In these instances, please clarify that although Apollo may receive these amounts indirectly through the intermediate holding companies, it is not obligated to distribute these amounts on to the public shareholders. Please also clarify, in your Cash Dividend Policy section on page 76, whether you have any dividend policy relating specifically to distributions to your Class A shareholders in respect of hypothetical income tax obligations.

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

In response to the Staff’s comment, the Company has revised its disclosure on pages 25 and 82 to clarify that although Apollo may receive these amounts indirectly through the intermediate holding companies, it is not obligated to distribute these amounts on to the public shareholders.

Cash Dividend Policy, page 76

39.	Please discuss the material risks of your cash dividend policy, including:

•	The fact that the distribution rate could be changed or eliminated at any time. We note that the declaration of a dividend is at your managers’ sole discretion;

•	Elaborate on the impact of debt covenants on proposed dividend policy;

•	The impact on future debt repayment.

In response to the Staff’s comment, the Company has revised and expanded its disclosure on pages 64, 81 and 82 to discuss the material risks of its cash dividend policy.

Unaudited Condensed Consolidated Pro Forma Financial Information, page 79

3(a). Reorganization and Other Adjustments, page 83

40.	You indicate that this pro forma adjustment includes the incremental amortization expense associated with the Apollo Operating Group units granted to contributing partners in July 2007 as if they were granted on January 1, 2007. Please tell us supplementally and expand your disclosure to clarify why this adjustment only relates to your contributing partners and not your managing partners. Please clarify whether there are any similar adjustments that related to your managing partners.

In response to the Staff’s comment, the Company has revised its disclosure on page 89 of the prospectus. The Company respectfully informs the Staff that no other adjustments should be reflected for the managing partners.

41.	Further clarify how and when you determined to reclassify an employee as a partner.

In response to the Staff’s comment, the Company reviewed its accounting for the contributing partners and determined the consideration paid to them should be accounted for as compensation expense. Therefore, after the Reorganization, the Company has recharacterized its consideration paid to the contributing partners from equity to compensation expense. If the Reorganization occurred effective January 1, 2007, Apollo would have incurred additional compensation expense associated

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with these individuals, and the adjustment increased compensation expense for the expense incurred from January 1, 2007 up to July 13, 2007, the date of the Reorganization. We have reflected this additional compensation expense in our “Unaudited Condensed Consolidated Pro Forma Financial Information.” Please see our revised disclosure on page 89 of the prospectus.

3(f). Reorganization and Other Adjustments, page 84

42.	Expand your disclosure to more fully explain how you computed the $640,075 pro forma adjustment related to the Non-Controlling Interest – A.P. Professional Holdings.

In response to the Staff’s comment and in order to provide additional information, the Company has revised its disclosure on pages 90 and 91 of the prospectus within footnote (1) to the table set forth under the caption “Unaudited Condensed Consolidated Pro Forma Financial Information—Notes to Unaudited Condensed Consolidated Pro Forma Statement of Operations—3(f) Reorganization and Other Adjustments.”

Management’s Discussion and Analysis of Financial Condition and Results Of Operations, page 90

43.	On page 91, you disclose that as part of the reorganization you issued convertible notes with a beneficial conversion feature to each of your Strategic Investors. Please revise your disclosure herein and elsewhere in your document, including your discussion of total interest expense on page 100, to disclose the terms of these convertible notes, the conversion of these notes and the impact of the conversion on the financial statements. Your disclosure should provide enough detail to recalculate the beneficial conversion feature as this is significant to your statement of operations.

In response to the Staff’s comment, the Company has revised its disclosure on pages 96, 112 and 131 of the prospectus to disclose the terms of the convertible notes, the conversion of the notes and the impact of the conversion on the financial statements.

Results of Operations Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 98

44.	As noted on page 27 of your filing there are significant changes in your statement of operations for 2007 compared to 2006 due to the reorganization, the deconsolidation of certain funds and the strategic investors’ transactions. Expand your discussion of consolidated year over year results to more fully discuss and quantify the impact these items.

In response to the Staff’s comment, the Company has revised its disclosure under the Management’s Discussion & Analysis of Financial Conditions and Results of Operations (“MD&A”) for the period ended December 31, 2007 sections to indicate the effects of the Reorganization, the deconsolidation of certain funds and the Strategic Investor Transactions.

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Assets Under Management, page 94

45.	You indicate that the increase in private equity AUM from the year ended December 31, 2007 over the year ended December 31, 2006 was largely driven by investment appreciation and by the closings in Fund VII. Please revise your disclosure to quantify how much of the period-to-period increases in AUM is due to investment appreciation versus net inflows of funds to provide readers with more insight into the reasons for the significant increase in AUM. Please provide similar disclosure for all periods presented.

In response to the Staff’s comment, the Company has revised its disclosure on page 101 of the prospectus to include a roll-forward to the activity within AUM.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 98

46.	Provide a more comprehensive analysis of the factors that impacted your advisory and transaction fees from affiliates, management fees from affiliates, carried interest income from affiliates, expenses and other income ensuring that you address specific underlying causes for the change in specific line items. If necessary, you may need to address the changes at the fluid level or at least identify and quantify the impact on your results by material changes in funds. In addition, you should discuss any known or anticipated trends that have and/or may continue to impact your results of operations. Your discussion and analysis should provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. In addressing this comment, specifically address the following:

•	Provide a more comprehensive discussion of the net gains from investment activities.

•

Discuss the extent to which material increases in revenues are attributable to increases in investment appreciation in existing funds, or new funds established. For example, you indicate that the increase in capital markets AUM was due to new funds established in 2007 as well as investment appreciation in your existing funds. Please expand your explanation of this increase to address whether this may continue in the future, the impact on future revenues and the reasons for the increase in investment appreciation or plans to increase new funds.

•	Quantify the amount of management fee rebates that are net against transaction and advisory fees.

•

Discuss to the extent material, the reasons for changes in other income. In particular, you indicate that dividend income increased as a result of dividend income from Fund V, dividend income from the initiation of Fund VI, offset by a

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decrease in Fund IV dividend income. However, you do not discuss the reason for the significant decrease in dividend income related to Fund IV. Please provide more insight into the increases and decreases of dividend income from the respective funds.

•

Quantify each factor you cite as impacting your operations. For example, you disclose that the increase in carried interest income is primarily attributable to carried interest income generated by newly established Fund VI and AAA, as well as returns generated by your existing private equity and capital market funds in 2007. However you do not quantify the impact attributed to each component.

•

Clarify the reasons underlying performance changes. For example, you indicate that carried interest recognized in your capital markets funds were partially offset by a decrease in carried interest income from VIF and SVF but you do not indicate why this decrease occurred.

•

Expand your discussion to quantify the amount of partnership distributions made in lieu of recognizing compensation expense in each period presented to provide a more comparative discussion of compensation and benefits recognized for the year ended December 31, 2007 versus 2006.

•

Provide a comprehensive discussion of the nature of the non-controlling interest for each period presented as well as how such amounts are determined. In this regard, specifically address why the non-controlling interest for 2007 is in excess of income before non-controlling interest.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. Improvements should be made at both the consolidated and segment level to provide quantification of amounts and further clarification throughout your discussion for a reader’s full understanding of your results of operations. See Item 303(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the MD&A for the year ended December 31, 2007 compared to the year ended December 31, 2006 on pages 111 through 114 of the prospectus.

Liquidity and Capital Resources, page 112

47.

As indicated on page 190 and elsewhere throughout the filing we note that APO Corp. has entered into a tax receivable agreement with your managing partners and contributing partners that provides for the payment by APO Corp of 85% of the amount of actual cash savings that APO Corp realizes as a result of increases in tax deductions and tax basis related to entering into the tax receivable agreement. We also note that you have recorded a $520.3 million liability related to this agreement. Please revise your disclosure to state how you intend to fund these payments and any impact

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this may have on your ability to make distributions to investors. In this regard, it is unclear to us whether the cash savings you will realize equates to a liquid source of funds. Please also address the need to discuss this obligation within Capital Obligations disclosures on page 128.

In response to the Staff’s comment, the Company has revised its disclosure on pages 143 and 222 of the prospectus to state how it intends to fund these payments and any impact this may have on its ability to make distributions to investors. Additionally, the Company respectfully advises the Staff that it has revised the footnotes on page 156 to include the above.

Application of Critical Accounting Policies, page 118

Assets Under Management

48.	We note certain of your material revenue streams are based on the value of Assets Under Management (AUM). We further note that (AUM) is based largely on the estimated fair value of your private equity investments, the net asset value of your capital markets funds and the fair values of any other assets you manage. Given the apparent significant judgment involved in the calculation of AUM and the direct impact of such calculation on your revenue recognition, please address the need to identify AUM as a critical accounting policy. We believe the following disclosures would be useful to investors:

•	Explanation of each of the models/techniques used to estimate fair value of the underlying assets under management;

•	Detailed discussion of the material estimates and assumptions used in each of the models; and

•	Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the assets under management.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

The Company respectfully advises the Staff that AUM is not a measure with respect to which the Company determines any of its financial statement accounting. As disclosed in its revenue accounting policy, the Company determines revenue based on contractual agreements with the funds it manages. Those contracts indicate that it is due management fees based on fixed percentages of the committed capital or invested capital for its private equity funds and net asset value, gross assets, adjusted cost of all unrealized portfolio investments, capital commitments, adjusted assets, or capital contributions for its capital markets funds. As disclosed, AUM is an industry measure to indicate potential management fees.

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The Company respectfully advises the Staff that it has revised its MD&A to remove references that a change in AUM was a driver of the Company’s revenue and instead, indicated that invested or committed capital was a driver of the Company’s revenues.

See revised disclosure throughout the MD&A section.

Consolidation, page 118

49.	You indicate that the determination of whether you should consolidate VIE’s requires management judgment. Please expand your critical accounting policies to disclose these management judgments and the impact that these management judgments have on your critical accounting policy for consolidation.

In response to the Staff’s comment, the Company has expanded its critical accounting policy by disclosing management’s judgment that was used to determine whether the Company should consolidate VIE’s and the impact that these judgment’s have on its critical accounting policy for consolidation. Please see pages 144 through 145 of the prospectus for revised disclosures.

Valuation of Investments, page 119

50.	Revise your disclosures to clarify how this critical accounting policy impacts your financial statements both before and after the deconsolidation of certain of your funds.

In response to the Staff’s comment, the Company respectfully advises the Staff that as a result of the deconsolidation of certain funds, its investments in Apollo funds are accounted for under the equity method of accounting. The Apollo funds themselves apply specialized accounting principles specified by the AICPA Audit and Accounting Guide—Investment Companies, which the Company has retained when applying the equity method. As such, the Company’s results are based on the reported fair value of the funds as of the reporting date with the pro rata ownership interest of the changes in each fund’s net asset value reflected in the Company’s results of operations. The Company has revised its disclosure on page 144 of the prospectus accordingly.

51.	You state that, “Significant judgment and estimation that goes into the assumptions which drive these models and the actual values realized with respect to investments could be materially different from values obtained based on the use of those estimates. Please expand your discussion to provide a:

•

explanation of each of the models/techniques used to estimate fair value of the investments. Consider describing any material changes you made during the reporting period to those models/techniques, why you made them, and, to the extent possible, the quantitative effect of those changes;

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•

detailed discussion of how you validate those models/techniques. For example, you may wish to discuss whether and how often you calibrate the technique or models to market, back-test, or otherwise validate it;

•	detailed discussion of the material estimates and assumptions used in each of the models;

•

Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the investments. Please provide a detailed discussion of how sensitive the fair value estimates for your investments are to the significant inputs the technique or model uses. For example, consider providing a range of values around the fair value amount you arrived at to provide a sense of how the fair value estimate could potentially change as the significant inputs vary. To the extent you provide a range, discuss why you believe the range is appropriate, identifying the key drivers of variability, and discussing how you developed the inputs you used in determining the range; and

•	discussion of how increases and decreases in the aggregate fair value of your investments may affect your liquidity and capital resources, if material.

Please refer to Section 501.14 of the Financial Reporting Codification and Section V of FR-72 “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” on Critical Accounting Estimates for guidance. Please also expand your disclosure regarding your determination of the fair value of these investments in the notes to the financial statements.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure under “Valuation of Investments” on pages 144 through 145 of the prospectus to explain the material estimates and assumptions used in its valuation models and approaches.

52.	With regards to all of your Level 3 investments, please provide the following information, to the extent material, in MD&A:

•

detailed discussion of how realized gains (losses) affected your results of operations, liquidity or capital resources during the period presented, if applicable. Specifically address how realized and unrealized gains impacted carried interest income and other revenue line items. Please also disclose how much of your carried interest income was generated from realized versus unrealized gains;

•

explanation for any material decline or increase in fair values and whether the fair values diverge materially from the amounts you currently anticipate realizing on settlement or maturity. If fair values diverge from expectations, please disclose why and provide the basis for your views.

In response to the Staff’s comment, the Company has revised its disclosure in the “Valuation of Investments” section on pages 144 through 145.

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

The Company respectfully advises the Staff that it does not have any material divergences from the fair values and it does not anticipate a difference to the expected realized amounts. The fair values are determined based on the anticipated realized values for all investments.

Compensation and Benefits, page 120

53.	Expand your disclosures to provide a sensitivity analysis of the material underlying management assumptions embodied in the determination of compensation expense.

In response to the Staff’s comment, the Company has revised its disclosure on page 146 of the prospectus to provide a sensitivity analysis of the material underlying management assumptions embodied in the determination of compensation expense.

As discussed in the Company’s critical accounting policies, Compensation and Benefits require significant judgment. The Company’s most subjective items in this caption are Profit Sharing Payable and amortization of equity-based compensation.

54.	As indicated in Note 11. Equity-Based Compensation, we note that the fair value of the unvested AOG units was calculated, in part, using a 29% discount to reflect the transfer restrictions for the Contributing Partners and using a 15% discount for the Managing Partners. Given the significance of the resulting compensation expense to be recognized, please provide expand your critical accounting policy to fully discuss the specific transfer restrictions and how you determined the appropriate amount of discount to apply.

In response to the Staff’s comment, the Company has revised the disclosure of its critical accounting policy on pages 146 and 147 of the prospectus.

Contractual Obligations, page 128

55.	Please include either in your table or as a footnote the $1.7 billion of carried interest you have received that is subject to clawback provisions.

In response to the Staff’s comment, the Company has revised its disclosure on page 156 of the prospectus to reflect the $1.7 billion of carried interest clawback in a footnote to its contractual obligations.

Business, page 135

56.	Please explain your statement that you are frequently “contrarian” in your investment approach. For instance, are you comparing yourself to other private equity and hedge fund managers, etc.?

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

In response to the Staff’s comment, the Company has expanded its disclosure on pages 164 and 165 of the prospectus to explain its statement that it is frequently contrarian in its investment approach.

57.	Please describe any key person provisions in your various funds. Describe in detail and quantify the impact on you and any potential redemption and debt acceleration provisions relating to these provisions. We note your disclosure on pages 30, 46, and 162. We also note that you do not carry key man insurance.

In response to the Staff’s comment, the Company has revised its disclosure on page 190.

58.	Please explain what you mean by your statement that two of your more recent funds, Fund V and Fund VI, have proven “successful” to date.

In response to the Staff’s comment, the Company has revised its disclosure on page 167 of the prospectus to clarify that the success of Funds V and VI are defined in terms of net IRR.

59.	Please explain how you structure each of your funds and how the initial capital commitments are determined and funded. Do the principals or their affiliates directly invest in each fund or do they use carried interest? If they use direct investments, how are they funded?

In response to the Staff’s comment, the Company respectfully draws the Staff’s attention to disclosure previously provided on pages 189 and 190 of the prospectus under the subheading, “Fees, Carried Interest, Redemption and Termination—Overview of Fund Operations,” which describes the material aspects of how the Company structures its funds and how the initial capital commitments are determined and funded. The Company has also revised its disclosure on page 194 of the prospectus to clarify the manner in which the managing partners and contributing partners fund their investments in the funds.

60.	Please describe the legal remedies, whether by agreement or otherwise, that investors or the funds have against the company, principals or their affiliates to recover losses related to misrepresentation, fraud or poor investments. We note the risk factor and conflicts of interest section disclosure regarding the remedies available for violation of the operating agreement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 37 and 38 of the prospectus to describe the legal remedies that investors or funds have against the Company, its investment funds, its managing partners or their affiliates to recover losses related to misrepresentation, fraud or poor investments.

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

61.	Please disclose the reason for selecting the companies presented in the table on page 147.

In response to the Staff’s comment, the Company has revised its disclosure on page 177 of the prospectus to disclose the reason for selecting the companies presented in the table.

Growth Strategy, page 149

62.	Please explain how being a public company reduces your “key man” risks.

In response to the Staff’s comment, the Company has revised its disclosure on page 179 to explain the reasons why the Company believes being a public company will reduce its “key man” risks.

Historical Investment Performance of Our Funds, page 154

63.	Please consider providing a table showing the historical performance of each of your private equity and hedge funds and include as applicable:

•	The IRR, or if not a fund, a comparable performance measure;

•	Whether the fund is registered or unregistered;

•	The general manager or investment advisor of each fund;

•	Information regarding fees (management, incentive, monitoring, transaction) and carried interest received;

•	Date of inception;

•	Net asset value or assets under management;

•	Stage and method of fundraising;

•	Capital invested by managing partners.

Although it appears that much of this information is in your prospectus, we believe it would assist investors’ understanding of this information to present it in a table or other comprehensive manner.

In response to the Staff’s comment, the Company reviewed its disclosure of the items listed above and attempted to put together a chart. However, the chart proved to be several pages long and unwieldy, rendering it unhelpful to a reader. As such, the Company determined not to include the chart and respectfully submits that its existing disclosure sets forth the information that would have been included in such a chart in the manner that would be most useful to readers of its prospectus.

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

Fee Carried Interest, Redemption and Termination, page 157

64.	You state that “Our revenues from the management of our funds consist primarily of our pro rata share, based on our equity interest in the Apollo Operating Group.” Given that you consolidate the Apollo Operating Group, please address the accuracy of this statement. Please clarify or revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on page 188 of the prospectus to remove “our pro rata share, based on our equity interest in the Apollo Operating Group, of” from the sentence noted above to clarify the disclosure regarding the Company’s revenues.

Overview of Fund Operations, page 159

65.	We note that the definitions of several of your capital markets funds (AAOF, EPF and VIF) refer to master funds and feeder funds. Please briefly explain, either in this section or elsewhere in the prospectus where the context is appropriate, your concept of master funds and feeder funds.

In response to the Staff’s comment, the Company has revised its disclosure on page iii of the prospectus to add, under “Terms Used in This Prospectus,” a definition of feeder funds, which in turn includes an explanation of the concept of master funds.

Regulatory and Compliance Matters, page 164

66.	Please disclose the costs of compliance with regulatory requirements and discuss how and if those may change upon becoming a public company.

In response to the Staff’s comment, the Company has added supplemental disclosure on pages 143, 195 and 196 of the prospectus.

Competition, page 165

67.	We note your disclosure that several of your competitors for acquisitions have recently raised or are expected to raise significant amounts of capital and may have similar investment objectives to yours. If you believe that a small number of competitors for acquisitions is dominant, please identify them.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe that a small number of competitors for acquisitions is dominant and therefore none have been identified.

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

Management, page 168

68.	We note that upon listing your Class A shares on the NYSE, you will appoint at least two additional directors who are independent. Please confirm if you identify the persons who will be appointed as directors prior to effectiveness, you will include the information for them that is responsive to Item 401 of Regulation S-K and the consent required by Rule 438 of Regulation C.

In response to the Staff’s comment, the Company confirms that if it identifies the persons who will be appointed as additional directors, the Company will include the information for them that is responsive to Item 401 of Regulation S-K and the consent required by Rule 438 of Regulation C.

Executive Compensation, page 172

69.	Please disclose all of the information required by Item 402 of Regulation S-K as soon as possible so that we will have to time to review this information.

In response to the Staff’s comment, the Company has revised the disclosure to add information required by Item 402 of Regulation S-K that is discussed in the below responses. Specific numerical compensation figures are subject to confirmation and shall be filed in a subsequent pre-effective amendment to the Registration Statement.

70.	Please include disclosure of the amount of distributions each of the named executive officers received in 2007.

The Company acknowledges the Staff’s comment and advises the Staff that it will include disclosure of these distribution amounts in a subsequent pre-effective amendment to the Registration Statement.

71.	The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1. of Commission Release No. 33-8732A. We note that you do not utilize quantitative performance targets in determining compensation for your named executive officers. However, to the extent your incentive programs and base salaries are correlated with the achievement of certain annual qualitative individual objectives and performance factors, please discuss the specific items of individual performance used to determine incentive payments and salaries, how your incentive bonuses are specifically structured around such individual objectives and milestones, whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to whom such discretion is applicable. Please further discuss the level of difficulty in achieving such individual objectives. In this regard, we note that prior-year’s compensation is considered in determining compensation.

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

In response to the Staff’s comment, the Company notes that its incentive programs and base salaries are not correlated with the achievement of specifiable annual qualitative individual objectives or performance factors. The Company has revised its disclosure on page 206 of the prospectus to address this comment.

72.	Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide appropriate information required by that Item. For example, it is not entirely clear (i) how you determine the amount (and, where applicable, the formula) for each element of executive compensation or (ii) how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. In addition, Item 402(b)(2) sets forth examples of material information that could be appropriate for discussion in compensation discussion and analysis but it is unclear from your disclosure what consideration you have given to the pertinent illustrative examples contained in this disclosure guideline.

In response to the Staff’s comment, the process pursuant to which the managing partners determine the compensation of the other named executive officers is ultimately one in which they exercise their subjective judgment, after considering individual performance, operational performance for the division in which the officer serves, and the officer’s impact on the Company’s overall operating performance and potential to contribute to the returns of investors in the Company’s funds and to long-term shareholder value. Other factors the managers consider in reaching these determinations include the officer’s nature, scope and level of responsibility and overall contribution to the Company’s success. The managing partners do not follow specified annual qualitative individual objectives or performance factors in making these subjective determinations. The philosophy is that the managing partners should continue to determine the compensation of our executive officers and the discretion afforded to them is consistent with that. The Company has enhanced its disclosure on pages 205 and 206 of the prospectus discussing the objectives advanced by its various compensation arrangements.

73.	You state under Distribution of Apollo Operating Group units on page 173 that none of your managing partners receives a cash bonus but under Annual Bonus you refer to a cash bonus. Please clarify whether you mean that only the three non-managing partner named executive officers receive a cash bonus.

In response to the Staff’s comment, the Company has revised the disclosure on page 205 of the prospectus to clarify that only the three non-managing partner named executive officers receive a cash bonus.

Potential Payments upon Termination or Change of Control, page 180

74.	Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

In response to the Staff’s questions, the amounts described in this section of the disclosure are payable solely upon certain terminations of employment pursuant to written agreement. Each written agreement was negotiated by the Company and the named executive officer who is a party to that agreement. The Company’s determination of appropriate severance was based on the managing partners’ subjective assessment of what would be fair and reasonable in the circumstances in light of the executive officer’s responsibilities, historic compensation, prior job experience, role within the larger organization, and duration of his post-employment noncompetition period. Please see page 213 of the prospectus for revised disclosure.

75.	For each named executive officer, please aggregate in the table the amount of compensation payable in each circumstance that would generate a payout.

In response to the Staff’s comment, the Company confirms that it will aggregate these amounts in the table.

Clawback Guarantee Indemnity, page 188

76.	We note that the managing and contributing partners have guaranteed the clawback obligations, subject to certain limitations. Please disclose these limitations.

In response to the Staff’s comment, the Company has revised its disclosure on page 220 of the prospectus to disclose the limitations of the managing partners’ and contributing partners’ guarantees to the clawback obligations.

Selling Shareholders, page 197

77.	Please clarify that the selling shareholders are those who purchased their shares in the “Rule 144A Offering.”

In response to the Staff’s comment, the Company has revised its disclosure on page 229 of the prospectus to add “who purchased their shares in the Rule 144A Offering” to the first paragraph, second sentence.

78.	For any selling stockholders that are not natural persons and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.

The Company respectfully advises the Staff that it will disclose, for any selling shareholders that are not natural persons and not a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, by footnote or otherwise, the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner in a subsequent pre-effective amendment to the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

Description of Shares, page 208

79.	Please attach the operating agreement as Annex A to the prospectus, as contemplated by the opening paragraph of this section.

In response to the Staff’s comment, the Company has attached the operating agreement as Annex A to the prospectus.

Registration Rights, page 220

80.	Please ensure that you describe the material terms of the agreement. Note that you may not qualify this discussion by reference to the agreement under Rule 411(a). Therefore, please revise the last sentence of this section accordingly.

In response to the Staff’s comment, the Company has ensured that the material terms of the agreement are described and has revised its disclosure on page 252 of the prospectus to remove the last sentence of the section.

Plan of Distribution, page 261

81.	To the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

In response to the Staff’s comment, the Company acknowledges that if any successor to the named selling shareholder wishes to sell under this prospectus, the Company will file a prospectus supplement identifying such successors as selling shareholders. The Company has revised its disclosure on page 293 of the prospectus to state that a prospectus supplement will be filed in these circumstances.

Legal Matters, page 263

82.	Please disclose that O’Melveny & Myers has provided a tax opinion.

In response to the Staff’s comment, the Company has revised its disclosure on page 296, to add that O’Melveny & Myers LLP has provided a tax opinion.

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

Financial Statements

Predecessor and Successor Financial Information

83.	In order to provide more transparency and clarity to your other financial statements, please consider providing separate Predecessor and Successor financial information for fiscal year 2007.

In response to the Staff’s comment, the Company respectfully advises the Staff that as a result of the completion of the Reorganization, the Apollo Operating Group is considered its Predecessor and Apollo Global Management, LLC is considered the Successor for accounting purposes. Following the completion of the Reorganization, the Predecessor’s combined financial statements will be considered the Company’s historical financial statements. Because its managing partners control the entities which comprise Apollo Operating Group before and after the Reorganization, the Company accounts for the acquisition of its managing partners’ interests in its business, as part of the Reorganization, as a transfer of interests under common control. As discussed in Note 3 to its consolidated and combined financial statements, the Company is accounting for the acquisition of its contributing partner interests using the purchase method of accounting as these holders are not considered to control the entities that comprise the Apollo Operating Group prior to the Reorganization.

As discussed throughout the prospectus, the Reorganization did not result in a substantial change in the control structure as the managing partners control the entities included in the Predecessor for the period pre-Reorganization and the entities included in the Successor for the periods post-Reorganization. Accordingly, the Company will substantially carry forward unchanged the value of assets and liabilities recognized in the Predecessor’s combined financial statements in relation to the managing partners interests into its consolidated financial statements.

Consolidated and Combined Statements of Operations, page F-4

84.	Please tell us what consideration you gave to including earnings per unit for the periods prior to the reorganization on July 13, 2007.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has considered that there was no single capital structure within the Apollo Operating Group upon which to calculate historical earnings per share information. The Company has revised its disclosure to Note 11, Net Loss per Class A share, to address this point. Please see revised disclosures on page F-75 of the prospectus.

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

Consolidated and Combined Statements of Changes in Shareholders’ Equity and Partners’ Capital, page F-5

85.	Please reconcile the 2007 $679,954 capital increase related to equity-based compensation to the $989,849 equity based compensation as reflected in your 2007 consolidated cash flows. We believe this reconciling information may be best presented in Note 11. Equity Based Compensation.

In response to the Staff’s comment, the Company respectfully advises the Staff that the equity-based compensation is allocated based on ownership interest pre-Reorganization and post-Reorganization. As the ownership structure changed on July 13, 2007, all subsequent equity issuances are allocated to the Non-Controlling Interest holders at 71.1%. Additionally, any expense associated with the Company’s RSU equity issuance is fully charged to the Company equity and not allocated to the Non-Controlling Interest holders. Therefore any Apollo Operating Group amortization post-Reorganization would create a difference from the total equity-based compensation disclosed in Note 12. The Company has revised its disclosures in Note 12 and on page F-78, to explain this computation.

Consolidated and Combined Statements of Cash Flows, page F-7

86.	Provide footnote disclosures and/or expanded disclosures within your Financing Activities section of Management’s Discussion and Analysis on page 115 to fully discuss the nature of the contributions from and distributions to Non-Controlling Interest Holders as they relate to both pre-reorganization and post reorganization.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its MD&A disclosures to identify any contributions from and distributions to Non-Controlling Interest holders. Please refer to the Company’s revised disclosure on page 138 of the prospectus.

Note 1. Organization and Basis of Presentation, page F-9

87.	We note that prior to the reorganization on July 13, 2007, the combined financial statements include the entities and related funds under the common ownership of Leon Black, Joshua Harris and Marc Rowan (the “Managing Partners” or “Control Group”). Please provide a comprehensive explanation as to how you determined which entities should be included in your combined financial statements. Your explanation should address the following:

•

The specific individuals in your control group and why they should be included in the control group. You should address the factors included in paragraph 3 of EITF 02-5 in your explanation of each member of the control group. For any agreements entered to vote in concert, please state when you entered into each agreement and its duration; and

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

•	For each of the entities included in your historical combined financial statements prior to the reorganization, please address:

•	The percentage owned of this individual entity by each member of the control group as well as the percentage owned by the aggregate control group;

•

How you determined each of these members should be included in the control group of this individual entity and why. You should address the factors included in paragraph 3 of EITF 02-5 in your explanation. For any agreements entered to vote in concert, please state when you entered into each agreement and its duration.

In response to the Staff’s comment, the Company respectfully advises the Staff that in arriving at the determination of which entities should be included in the historical combined financial statements, it evaluated the factors included in paragraph 3 of EITF 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141, as well as the Remarks of Ms. Leslie A. Overton, Associate Chief Accountant—Division of Corporation Finance at the 2006 AICPA National Conference on Current SEC and PCAOB Developments.

In accordance with Ms. Overton’s remarks, an entity filing a registration statement with the Commission should reflect the combination of entities under common control in the historical financial statements, rather than the pro forma financial statements, only if either (i) the merger has occurred during the historical periods presented, or (ii) the combined entities will become a consolidated group by the time of effectiveness of the registration statement, and the transaction through which the entities will become a consolidated group will be accounted for as a reorganization of entities under common control—that is, the control of each of the combining companies does not change as a result of the merger.

As outlined in the Registration Statement, the entities engaged in the private equity and capital markets business were combined and are considered the Predecessor for accounting purposes. The combined financial statements of the Predecessor are the historical financial statements of the Company. Each of the combined entities included in the historical financial statements is owned and controlled in common by the managing partners. In order to facilitate the private placement, the Predecessor Owners, completed a Reorganization on July 13, 2007 whereby, except for Apollo Advisors, L.P. and Apollo Advisors II, L.P., each of the operating entities of the Predecessor and the intellectual property rights associated with the Apollo name, were contributed to five newly formed holding partnerships (Apollo Principal Holdings I, L.P., Apollo Principal Holdings II, L.P., Apollo Principal Holdings III, L.P., Apollo Management Holdings, L.P. and Apollo Principal Holdings IV, L.P. that was formed subsequent to July 13, 2007 (collectively, “Apollo Operating Group”)).

The criterion delineated in paragraph 3.c. of EITF 02-5 is met with respect to determining that common control exists among the entities included in the combined historical financial statements and which will be exchanged as part of the reorganization of entities under

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

common control. The paragraph states the following: “A group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.”

In the historical periods, Leon Black, Marc Rowan, Michael Gross (partner until December 2005), and Joshua Harris have acted as a group pursuant to the provisions of certain agreements regarding the Apollo Fee Partnerships (general partner entities and management companies included in the combined financial statements of the Predecessor), whereby any action requires the partners aforementioned to vote in concert. Each of these partners individually owns various percentages in each of the combined entities; however, as a group, they collectively have control over the activities of the combined entities through the agreement to vote in concert. The agreements among these partners and Apollo’s existing partnership agreements articulate their rights and responsibilities and stipulate the voting and management provisions entrusted to each partner. The following agreements were entered into by the partners to vote in concert:

•

On April 5, 2002, an Apollo Fee Partnership agreement amongst Leon Black, Marc Rowan, Joshua Harris, and Michael Gross was entered into which stated that all material management decisions, including purchase and sale of portfolio investments, regarding the Apollo Fee Partnerships and Apollo Fund V shall require approval of 3 out of the 4 partners with Mr. Black having a veto. The terms of this agreement stipulated that it shall continue to apply so long as none of the partners becomes a “Retired Partner” (as defined in the Limited Partnership Agreement of Apollo Advisors V, L.P.), provided that if any of the partners becomes a Retired Partner other than For Cause (as defined in the Limited Partnership Agreement of Apollo Advisors V, L.P.), this Agreement will continue to apply with respect to investment funds in existence or being actively marketed at that time and will continue to receive full benefits thereunder.

•

On April 15, 2005, an Apollo Fee Partnership agreement amongst Leon Black, Marc Rowan, and Joshua Harris was entered into which stated that all material management decisions regarding the Apollo Fee Partnerships and Apollo Fund VI will require approval of 2 out of 3 partners with Mr. Black having a veto. This Agreement superseded the prior agreement that was dated April 5, 2002. The terms of this agreement stipulated that it shall continue to apply so long as none of the partners becomes a “Retired Partner” (as defined in the Limited Partnership Agreement of Apollo Advisors V, L.P.), provided that if any of the partners becomes a Retired Partner other than For Cause (as defined in the Limited Partnership Agreement of Apollo Advisors V, L.P.), this Agreement will continue to apply with respect to investment funds in existence or being actively marketed at that time by means of the publication of a definitive private placement memorandum, definitive prospectus or other definitive offering document, and will continue to receive full benefits thereunder, and provided further that provisions which by their terms apply to periods after termination or affiliation with the Apollo Fee Partnerships or the Apollo business generally will continue to apply.

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

The Company respectfully advises the Staff that the information requested regarding the percentage owned by each member of the control group for each of the entities included in its historical combined financial statements as well as the percentage owned by the aggregate control group has been provided to the Staff under separate cover.

88.	We note that the managing partners received Holdings partnership units in the reorganization in exchange for the contribution of their equity interests to the five newly-formed holding partnerships that comprise the Apollo Operating Group. Please provide us with additional information regarding the terms of the reorganization by addressing the following:

•	Please clearly identify each entity that is part of the reorganization, including the entities that existed prior to the reorganization and the entities that will exist after the reorganization;

•

For owners in each entity that existed prior to the reorganization, please help us understand how you determined how many units would be given to them of the newly created entities and of which entities they would be given units. Please clarify the exchange ratio used to determine the appropriate number of units to be given to the existing owners of each entity. Please clarify if the same exchange ratio was used for all of the existing owners of each entity. If not, please disclose your accounting for any preferential rights given.

In response to the Staff’s comment in the first bullet above, the Company respectfully refers the Staff to Appendix A and Appendix B attached to this letter.

In response to the Staff’s comment set forth in the second bullet above, the Company respectfully advises the Staff that, as described under “Our Structure—Reorganization—Our Assets” on pages 72 and 73 of the prospectus, the Company’s managing partners contributed to the Apollo Operating Group their interests in each of the entities included in its historical consolidated and combined financial statements, with limited exceptions.

Each of the Apollo Operating Group partnerships holds interests in different businesses or entities organized in different jurisdictions. Apollo Principal Holdings I, L.P. holds the domestic general partners of the Company’s private equity funds and certain capital markets funds, and the domestic co-invest vehicles of the Company’s private equity funds and certain capital markets funds; Apollo Principal Holdings II, L.P. holds the domestic general partners of the Company’s capital markets funds and two capital markets domestic co-invest vehicles; Apollo Principal Holdings III, L.P. holds the foreign general partners of the Company’s private equity funds, including the foreign general partner of AAA Investments, and the Company’s private equity foreign co-invest vehicle; Apollo Principal Holdings IV, L.P. holds the foreign general partners of the Company’s capital markets funds and two capital markets foreign co-invest vehicles; and Apollo Management Holdings, L.P. holds the management companies for the Company’s private equity funds (including AAA Investments) and capital markets funds.

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

In exchange for the contribution of their interests in the contributed businesses, the managing partners, who are also considered the control group, received through their interests in BRH and Holdings partnership units in each of the five Apollo Operating Group partnerships.

The units received by the managing partners will be accounted for as an exchange of units of entities under common control pursuant to the guidance in paragraphs 11, D11 and D12 of SFAS 141, Business Combinations. All unvested units issued as part of the Reorganization will be accounted for pursuant to the provisions of SFAS 123R, Share Based Payments, as a compensation cost over the service period as these units vest. the Company has determined that the compensation cost will be based on the fair value of the Apollo Operating Group partnership units on the grant date.

89.	You disclose that prior to the Offering Transactions your contributing partners contributed to the Apollo Operating Group a portion of their rights to receive a portion of the management fees and incentive income that are earned from management of your funds, or points. Please expand your disclosure to address how you arrived at the exchange rate for the contribution of these points. Please disclose what factors were considered in determining that this was an appropriate exchange rate for the consideration that was given by the contributing partners.

In response to the Staff’s comment, the Company has revised its disclosure on pages 14 and 73 of the prospectus to expand its disclosure as requested.

90.	Identify the entities included in Apollo Global Management, LLC and indicate the accounting basis for including those entities (e.g. voting control, EITF 04-5, FIN46R).

The Company respectfully advises the Staff that the information requested is attached as Appendix A to this letter, which provides a list of the entities that are included in Apollo Global Management, LLC and identifies, for each entity, the accounting basis for including those entities (e.g. voting control, EITF 04-5, FIN 46(R)).

91.	Identify the entities included in the Predecessor and indicate the accounting basis for including those entities (e.g. common ownership, EITF 04-5).

The Company respectfully advises the Staff that the information requested is attached as Appendix B to this letter, which provides a list of the entities that are included in the Predecessor and identifies, for each entity, the accounting basis for including those entities (e.g. common ownership, or EITF 04-5).

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

2. Summary of Significant Accounting Policies, page F-12

Non-Controlling Interest, page F-12

92.	Expand your disclosure to identify the non-controlling interests related to Apollo Global Management, LLC versus the non-controlling interests related to the Predecessor and to further clarify how such amounts are calculated.

In response to the Staff’s comment, the Company has revised its disclosure on page F-49 of the prospectus to identify the Non-Controlling Interests related to the Company versus the Non-Controlling Interests related to the Predecessor and to further clarify how such amounts are calculated.

Advisory and Transaction Fees from Affiliations, page F-12

93.	You indicate that the Company incurs certain costs related to private equity fund transactions that are not consummated (“broken deal costs”). Please further elaborate how you account for these costs as well as how and when you account for any reimbursement of these costs.

In response to the Staff’s comment, the Company respectfully draws the Staff’s attention to page F-53 of the prospectus for the discussion of “Pending Deal Costs.” This section also discusses the accounting treatment for costs related to deals that are terminated (“broken deal costs”). Additionally, the Company has revised its disclosure on page F-50 of the prospectus to explain the process surrounding broken deal costs and reimbursements related to the management fee paid by the fund. In addition, the Company has added a reference under the “Advisory and Transaction Fees from Affiliates” policy to direct the Staff’s attention to the “Pending Deal Costs” policy.

Management Fee Waiver and Notional Investment Program, page F-13

94.	We note that under the terms of certain investment fund partnership agreements, the Company may from time to tome elect to forgo a portion of the management fee revenue due from the Funds and instead be granted a right to receive a proportionate interest in future distribution of profits of those Funds. You indicate that you recognize revenue and a corresponding asset in the period earned. Please tell us supplementally and revise your disclosures to clarify the following:

•	Clarify what you mean by “you recognize revenue and a corresponding asset in the period earned”. What is the corresponding asset?

•	Clarify how the proportionate interest is determined and valued.

•	Quantify the amounts recognized under this program for each period presented.

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

In response to the Staff’s comment, the Company has revised its disclosure on page F-50.

95.	You disclose that this program allows certain Non-Controlling Interest holders and employees of the Company to waive a portion of their respective share of future income from the Company and receive, in lieu of a cash distribution, title and ownership of the profits interests in the respective fund. You indicate that waived fees recognized during the period are included in Management Fees from Affiliates. Please tell us supplementally and revise your disclosures to clarify the following:

•	Clarify the nature of the waived fees and why they represent revenue for you.

•	Clarify how you determine the amount of ownership of the profits interests in the respective fund. How do you value the assignment of these profits interests?

•	How are future payouts under the title and ownership of the profit interests accounted for?

•	Quantify the amounts recognized under this program for each period presented.

In response to the Staff’s comment, the Company has revised its disclosure on page F-50 of the prospectus. Please see the Company’s response to comment #94.

Deferred Revenue, page F-13

96.	You indicate that when cash received is in excess of management fees and advisory and transaction fees earned, it is deferred and recorded as a liability within deferred revenue. Please expand your disclosures to identify the facts and circumstances that would result in your receiving cash in excess of management and advisory and transaction fees earned.

In response to the Staff’s comment, the Company has revised its disclosure on page F-51 of the prospectus.

97.	Clarify your reference to placement agents. Clarify when you earn the related revenues that you have deferred.

In response to the Staff’s comment, the Company has revised its disclosure on page F-51 of the prospectus. The Company’s revised disclosure in response to comment #96 also addresses this comment #97.

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

Compensation and Benefits, page F-16

98.	We note that compensation and benefits expense excludes payments made to your Managing Partners’ prior to the Reorganization. Expand your disclosure to quantify the amount of payments that are recorded as distributions from partners’ capital for each period prior to the reorganization and disclose your basis for not recording these payments as compensation.

In response to the Staff’s comment, the Company has revised its disclosure on page F-54 of the prospectus.

Note 3. Acquisition of Non-Controlling Interests. page F-19

99.	Quantify the cash paid in excess of the cost basis of the interest acquired from members of the Control Group.

In response to the Staff’s comment, the Company has revised its disclosure on page F-57 of the prospectus.

Note 4. Investments, page 21

Investments at Fair Value, page F-21

100.	We note that as of December 31, 2006 $310,971 of the total amount of investments at fair value represented assets excluded from Apollo Global Management LLC. Please expand your disclosure herein as well as in Management’s Discussion and Analysis to disclose the amount of revenues and expenses recognized in periods prior to the reorganization that related to these excluded assets.

In response to the Staff’s comment, the Company has revised its disclosure on page F-60 of the prospectus.

Net Gains from Investment Activities, page F-26

101.	Please revise your disclosure to break out the net change in Unrealized Gains between the amount that relates to changes in fair value and the amount that is being reversed as the investment has been sold and the gain/(loss) is being realized.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-64 and F-65 of the prospectus.

Carried Interest Receivable, page F-27

102.	Please separately present carried interest receivables from private equity and capital markets funds from your Investments. In this regard, it is unclear to us why your

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

presentation indicates that you have recorded this receivable at fair value under Level III fair value hierarchy. We do note however that the amount of carried interest income you recognize is based on the performance of your private equity and capital markets funds.

The Company has separately presented carried interest receivable on its Statement of Financial Condition. The Company respectfully refers the Staff to its revised disclosures on page F-59 and Note 5 on page F-68 of the prospectus, which address the Staff’s comment.

103.	Clarify when the carried interest receivable is due.

In response to the Staff’s comment, the Company has revised its disclosure on page F-68 of the prospectus.

Fair Value Measurement, page F-28

104.	On page F-29, your table summarizes the Level III investments by valuation method as of December 31, 2007. Please revise your table to separate internally developed values based on market comparables from broker quotes, if possible.

In response to the Staff’s comment, the Company has revised its disclosures on page F-67 of the prospectus.

11. Equity-Based Compensation, page F-37

Apollo Operating Group Units (“AOG Units”), page F-37

105.	You state that vesting commenced on January 1, 2007 for the Managing Partners. Please explain this statement in light of the fact that the reorganization occurred on July 13, 2007. In this regard, we note your disclosure on page 16 that although the Agreement Among Managing Partners was entered into on July 13, 2007, for purposes of its vesting provisions, your Managing Partners are credited for their employment since January 1, 2007. If you have recognized compensation expense prior to July 13, 2007, provide support for this accounting. Please cite the accounting literature used to support your conclusion.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-75 and F-76 of the prospectus. In addition, the Company respectfully advises the Staff that it has not recognized any compensation expense prior to July 13, 2007.

Further, the Company would also like to advise the Staff that the service inception date agreed among the managing partners was January 1, 2007.

Securities and Exchange Commission

Division of Corporation Finance

August 12, 2008

AAA Restricted Depository Units (“RDUs”), page F-39

106.	Separately quantify the number of RDUs granted to your Managing Partners and Contributing Partners prior to the Reorganization and the related equity distributions recorded.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-77.

If you have any questions regarding this Amendment No. 1 or the responses contained in this letter, please call the undersigned at (212) 326-2108.

Sincerely,

/s/ Monica K. Thurmond
Monica K. Thurmond of O’Melveny & Myers LLP

CC:	Securities and Exchange Commission

Pamela Long

Ernest Green

Jeanne Baker

Apollo Global Management, LLC

John J. Suydam

Appendix A

Entities Consolidated in Apollo Global Management, LLC (the “Successor”)

Legal Entities in Apollo Global Management, LLC	Voting Control	EITF 04-5	FIN 46R
Apollo Global Management, LLC	X

APO Asset Co., LLC	X

APO Corp.	X

Apollo Principal Holdings I GP, LLC	X

Apollo Principal Holdings I, L.P.		X

Apollo Principal Holdings II GP, LLC	X

Apollo Principal Holdings II, L.P.		X

Apollo Principal Holdings III GP, Ltd	X

Apollo Principal Holdings III, L.P.		X

Apollo Principal Holdings IV GP, Ltd.	X

Apollo Principal Holdings IV, L.P.		X

Apollo Management Holdings GP, LLC	X

Apollo Management Holdings, L.P.		X

Apollo Management GP, LLC	X

Apollo Management L.P.	X

Apollo Capital Management GP, LLC	X

Apollo Capital Management, L.P.	X

AIF III Management, LLC	X

Apollo Management III, L.P.	X

Apollo Capital Management IV, Inc.	X

Apollo Management IV, L.P.	X

Apollo Advisors IV, L.P.	X

Apollo Fund Administration IV, LLC	X

Apollo Management (UK) LLC	X

Apollo Investment Fund IV, L.P. **		X

Apollo Capital Management V, Inc.	X

Apollo Advisors V, L.P.	X

Apollo Fund Administration V, LLC	X

Apollo Advisors V (EH), LLC	X

Apollo Advisors V (EH), L.P.	X

AIF V Management, LLC	X

Apollo Management V, L.P.	X

Apollo Verwaltungs V GmbH	X

Apollo Investment Fund V, L.P. **		X

AIF V Euro Holdings, L.P.		X

Legal Entities in Apollo Global Management, LLC	Voting Control	EITF 04-5	FIN 46R
Apollo Capital Management VI, LLC	X

Apollo Advisors VI, L.P.	X

Apollo Advisors VI (EH-GP) Ltd.	X

Apollo Advisors VI (EH), L.P.	X

Apollo Fund Administration VI, LLC	X

AIF VI Management, LLC	X

Apollo Management VI, L. P.	X

Apollo Management UK (VI) LLC	X

Apollo Management (Germany) VI, LLC	X

Apollo Investment Fund VI, L.P. **		X

AIF VI Euro Holdings, L.P.		X

Apollo Capital Management VII, LLC	X

Apollo Advisors VII, L.P.	X

Apollo Fund Administration VII, LLC	X

AIF VII Management, LLC	X

Apollo Management VII, L.P.	X

Apollo Management (AOP) VII, LLC	X

Apollo Co-Investors VII (D), L.P.	X

Apollo Co-Investors Manager, LLC	X

ACC Management, LLC	X

Apollo Investment Management LP	X

AEM GP, LLC	X

Apollo Europe Management L.P.	X

Apollo Asia Capital Management, LLC	X

Apollo Asia Advisors, L.P.	X

Apollo Asia Administration LLC	X

Apollo Asia Management GP, LLC	X

Apollo Asia Management, L.P.	X

Apollo Management Singapore Pte Ltd.	X

Apollo Asia Opportunity Fund, L.P. *		X

Apollo SVF Capital Management LLC	X

Apollo SVF Advisors, L.P.	X

Apollo SVF Administration, LLC	X

Apollo SVF Management GP, LLC	X

Apollo SVF Management, L.P.	X

Apollo Strategic Value Fund, L.P. *		X

Legal Entities in Apollo Global Management, LLC	Voting Control	EITF 04-5	FIN 46R
Apollo SOMA Capital Management, LLC	X

Apollo SOMA Advisors L.P.	X

Apollo Value Capital Management, LLC	X

Apollo Value Advisors, L.P.	X

Apollo Value Administration, LLC	X

Apollo Value Management GP, LLC	X

Apollo Value Management L.P.	X

Apollo Value Investment Fund, L.P. **		X

Apollo EPF Capital Management, Ltd.	X

Apollo EPF Management GP, LLC	X

Apollo EPF Management, L.P.	X

Apollo EPF Advisors, L.P.	X

Apollo EPF Administration, Ltd.	X

Apollo EPF Co-Investors, L.P.	X

Apollo Credit Liquidity Capital Management, LLC	X

Apollo Credit Liquidity Management, L.P.	X

Apollo Credit Liquidity Management GP, LLC	X

Apollo Credit Liquidity Investor, LLC	X

Apollo Credit Liquidity Advisors LP	X

Apollo Credit Co-Invest II GP, LLC	X

A/ACapital Management, LLC	X

A/A Investor I, LLC	X

Apollo/Artus Management, LLC	X

Apollo International Management GP, LLC	X

Apollo International Management, L.P.	X

Apollo Investment Consulting, LLC	X

AMI (Holdings), LLC	X

AMI (France) SAS	X

AMI Apollo Advisors GmbH	X

Apollo Management International, LLP	X

AAA Guernsey Limited		X

AAA MIP Limited	X

AAA Associates, L.P.	X

AAA Holdings GP, Ltd. (Guernsey)	X

AAA Holdings, L.P.			X

Legal Entities in Apollo Global Management, LLC	Voting Control	EITF 04-5	FIN 46R
Apollo Alternative Assets GP Ltd.	X

Apollo Alternative Assets, L.P.	X

AP Alternative Assets, L.P.		X

AP Transport	X

The Aircraft Trust***	X

*	Apollo Strategic Value Fund, L.P. and Apollo Asia Opportunity Fund, L.P. were effectively deconsolidated from Apollo Global Management’s consolidated and combined financial statements as of November 30, 2007 (the date that liquidation rights were granted to the unaffiliated limited partners).

**	Apollo Investment Fund IV, L.P., Apollo Investment Fund V, L.P., Apollo Investment Fund VI, L.P., and Apollo Value Investment Fund, L.P. were effectively deconsolidated from Apollo Global Management’s financial statements as of July 31, 2007 (the date that liquidation rights were granted to the unaffiliated limited partners).

***	Refers to a trust which holds certain of the Company’s corporate aircraft.

Appendix B

Entities Consolidated in Apollo Operating Group (“the Predecessor”)

Legal Entities in Apollo Operating Group	Common Ownership	EITF 04-5	FIN 46R
Apollo Management GP, LLC	X

Apollo Management L.P.	X

Apollo Capital Management GP, LLC	X

Apollo Capital Management, L.P.	X

Apollo Fund Administration Ltd	X

Apollo Capital Management I, Inc.	X

Apollo Advisors, L.P.	X

Apollo Investment Fund, L.P.		X

AIF II, L.P.		X

Apollo Capital Management II, Inc.	X

Apollo Advisors II, L.P.	X

Apollo Fund Administration II, LDC	X

AIF III Management, Inc.	X

Apollo Management III, L.P.	X

Apollo Management (UK) Ltd.	X

Apollo Investment Fund III, L.P.		X

Apollo Overseas Partners III, L.P.		X

Apollo (UK) Partners III, L.P.		X

Apollo Capital Management IV, Inc.	X

Apollo Management IV, L. P.	X

Apollo Advisors IV, L. P.	X

Apollo Fund Administration IV, LLC	X

Apollo Management (UK) LLC	X

Apollo Investment Fund IV, L.P.		X

Apollo Capital Management V, Inc.	X

Apollo Advisors V, L. P.	X

Apollo Fund Administration V, LLC	X

Apollo Advisors V (EH), LLC	X

Apollo Advisors V (EH), L.P.	X

AIF V Management, LLC	X

Apollo Management V, L. P.	X

Apollo Verwaltungs V GmbH	X

Apollo Investment Fund V, L.P.		X

AIF V Euro Holdings, L.P.		X

Apollo Capital Management VI, LLC	X

Legal Entities in Apollo Operating Group	Common Ownership	EITF 04-5	FIN 46R
Apollo Advisors VI, L.P.	X

Apollo Advisors VI (EH-GP) Ltd.	X

Apollo Advisors VI (EH), L.P.	X

Apollo Fund Administration VI, LLC	X

AIF VI Management, LLC	X

Apollo Management VI, L. P.	X

Apollo Management UK (VI) LLC	X

Apollo Management (Germany) VI, LLC	X

Apollo Investment Fund VI, L.P.		X

AIF VI Euro Holdings, L.P.		X

ACC Management, LLC	X

Apollo Investment Management LP	X

AEM GP, LLC	X

Apollo Europe Management L.P.	X

Apollo Asia Capital Management, LLC	X

Apollo Asia Advisors, L.P.	X

Apollo Asia Administration LLC	X

Apollo Asia Management GP, LLC	X

Apollo Asia Management, L.P.	X

Apollo Management Singapore Pte Ltd.	X

Apollo Asia Opportunity Fund, L.P.		X

Apollo SVF Capital Management LLC	X

Apollo SVF Advisors, L.P.	X

Apollo SVF Administration, LLC	X

Apollo SVF Management GP, LLC	X

Apollo SVF Management, L.P.	X

Apollo Strategic Value Fund, L.P.		X

Apollo SOMA Capital Management, LLC	X

Apollo SOMA Advisors L. P.	X

Apollo Value Capital Management, LLC	X

Apollo Value Advisors, L.P.	X

Apollo Value Administration, LLC	X

Apollo Value Management GP, LLC	X

Apollo Value Management L.P.	X

Apollo Value Investment Fund, L.P.		X

Apollo Value Master Fund, L.P.		X

Apollo EPF Capital Management, Ltd.	X

Legal Entities in Apollo Operating Group	Common Ownership	EITF 04-5	FIN 46R
Apollo EPF Management GP, LLC	X

Apollo EPF Management, L.P.	X

Apollo EPF Advisors, L.P.	X

Apollo EPF Administration, Ltd.	X

Apollo EPF Co-Investors, L.P.	X

Apollo International Management GP, LLC	X

Apollo International Management, L.P.	X

Apollo Investment Consulting, LLC	X

AMI (Holdings), LLC	X

AMI (France) SAS	X

AMI Apollo Advisors GmbH	X

Apollo Management International, LLP	X

AAA Guernsey Limited		X

AAA MIP Limited	X

AAA Associates, L.P.	X

AAA Holdings GP, Ltd. (Guernsey)	X

AAA Holdings, L. P.			X

Apollo Alternative Assets GP Ltd.	X

Apollo Alternative Assets, L.P.	X

AP Alternative Assets, L.P.		X

AP Transport	X

The Aircraft Trust*	X

*	Refers to a trust which holds certain of the Company’s corporate aircraft.